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                             [CANWEST GLOBAL LOGO]

                                  NEWS RELEASE

For Immediate Release
May 18, 2004

            CANWEST PLANS IPO OF NEW ZEALAND TV AND RADIO OPERATIONS

WINNIPEG -- CanWest Global Communications Corp., today announced that it intends to launch an initial public offering (IPO) of shares of its New Zealand radio and television operations.

The IPO will offer to the public 68 million fully-paid shares of CanWest MediaWorks (NZ) Limited, a newly-incorporated New Zealand company, which will acquire CanWest's existing New Zealand media operations. On completion of the offering, the CanWest MediaWorksNZ shares will be listed on the NZSX.

"The IPO presents an excellent and rare opportunity for investors in New Zealand to participate in the ownership of one of the largest, most successful and diverse media companies in that country," said Tom Strike, CanWest's Chief Operating Officer (Corporate), who will be Chairman of CanWest MediaWorksNZ.

"For CanWest, the IPO of CanWest MediaWorksNZ will allow us to realize a significant component of the value of our New Zealand media holdings, while holding a substantial stake in that public company. CanWest will use the proceeds that it receives from the sell-down to reduce its debt," said Leonard Asper, CanWest's President and CEO.

The CanWest MediaWorksNZ stable of radio and television brands will include The Edge, Channel Z, The Rock, More FM, Radio Pacific and Solid Gold, and 22 regional radio stations, as well as television networks "3" - the leading privately-owned TV network in New Zealand and C4 - the newly-launched free-to-air music channel.

On completion of the offering, CanWest MediaWorksNZ will use the funds raised from its share issue, together with proceeds of a concurrent bank financing and a further issue of shares, to acquire all of the Company's New Zealand media operations - CanWest RadioWorks Limited and CanWest TVWorks Limited. It is expected that public investors will acquire approximately 30% of CanWest MediaWorksNZ, with CanWest acquiring an approximate 70% interest in the publicly-traded vehicle. CanWest may reduce its ownership to 64% of CanWest MediaWorks, if an over-allotment option is fully exercised.

The offering is expected to open on or about June 9 and close on or about June
29.

Goldman Sachs JBWere has been appointed as lead manager of the offering.

This news release contains comments or forward-looking statements that are based largely upon CanWest's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from
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current expectations. CanWest may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

For more information contact:

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
Geoffrey Elliot                         John Maguire
Vice President, Corporate Affairs       Chief Financial 0fficer

Ph:  (204) 956-2025                     Ph:  (204) 956-2025
Fax: (204) 947-9841                     Fax: (204) 947-9841
gelliot@canwest.com                     jmaguire@canwest.com
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